Exhibit 12.1
Ameren Corporation Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2007	2006
Net income from continuing operations	$266,182	$546,738
Less- Change in accounting principle	-	-
Less- Minority interest	(13,109)	(27,135)
Add- Taxes based on income	148,508	283,825
Net income before income taxes, change in accounting principle, and minority interest	427,799	857,698

Add- fixed charges:
Interest on long term debt	206,979	345,410
Estimated interest cost within rental expense	2,175	4,081
Amortization of net debt premium, discount, and expenses	9,766	15,341
Subsidiary preferred stock dividends	5,452	10,936
Adjust preferred stock dividends to pre-tax basis	2,981	5,565
Total fixed charges	227,353	381,333
Less: Adjustment of preferred stock dividends to pre-tax basis	2,981	5,565

Earnings available for fixed charges	$652,171	$1,233,466

Ratio of earnings to fixed charges	2.86	3.23